REGAL-BELOIT CORPORATION
200 State Street
Beloit, Wisconsin 53511-6254

April 14, 2005

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	REGAL-BELOIT Corporation – Registration Statement on Form S-3 (Reg. No. 333-122823)

Ladies and Gentlemen:

        Pursuant to Rule 461 under the Securities Act of 1933, as amended, REGAL-BELOIT Corporation, as the registrant with respect to the above-referenced Registration Statement, hereby requests that the Registration Statement be declared effective by the Securities and Exchange Commission at 5:00 P.M., Eastern Time, on April 15, 2005, or as soon as is practicable thereafter.

        In connection with requesting acceleration of the effective date of the Registration Statement, the undersigned registrant hereby acknowledges the following:

•	should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Registrant may not assert the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
REGAL-BELOIT CORPORATION
By: /s/ David A. Barta
David A. Barta
Vice President, Chief Financial Officer